EXHIBIT 19

Securities Trading and Insider Information Policy

As a publicly held company, Worlds Inc. (“WDDD”) must comply with various rules and regulations that govern the shares of stock and other securities of all public companies. Accordingly, all personnel working at WDDD including full-time, part-time and temporary employees as independent contractors must be aware of and comply with the policies and practices discussed below regarding the purchase and sale of any Company securities.

Policy Statement

Employees and others acting on WDDD's behalf are globally prohibited by law from disclosing material, non-public information, or, while knowing material, non-public information about WDDD or another company, from purchasing or selling securities (e.g., stock, bonds, options or restricted stock units) of WDDD or the other company. Senior WDDD executives also must strictly comply with additional securities laws and regulations restricting their ability to trade in WDDD securities.

What the Policy Means

Generally, any information that an investor might use to decide whether to buy or sell securities is “material” information. This includes but is not limited to: (1) Company or business unit financial results; (2) earnings per share information; (3) entry into financings including the sale of securities and the issuance of debentures; (4) possible mergers, acquisitions, divestitures or joint ventures; (5) major litigation; (6) significant new licenses or product development or significant changes to existing licenses and products; and (7) expressions of interest to acquire a significant part of the Company.

Information is “non-public” until it has been disclosed to the investing public through established news services (such as Dow Jones News Services) and sufficient time has passed to allow the information to be disseminated through the trading markets; it is reasonable to assume that this has occurred 48 business hours after the release of the information. Violations of this policy could also lead to fines and criminal penalties against individual securities traders.

What to Avoid

• Buying or selling stock or other securities of any company (including WDDD) while you are in possession of material, non-public information concerning that company.

• Disclosing material, non-public information about a company (including WDDD) to any other person, including family members, friends or colleagues, where the information may be used bythe other person to profit by trading in the company's securities.

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• Recommending or suggesting that anyone else buy, sell or retain the stock or other securities of any company (including WDDD) while you have material, non-public information about the company.

• Providing access to material non-public information when it does not meet the strict need-to know requirement for work.

If you have any questions about what behavior to avoid, or whether certain information constitutes material non-public information, please contact the Company’s Chief Financial Officer or General Counsel.

Blackout Periods & General Prohibitions on Trading

In addition to the prohibitions stated above specifically affecting those who possess material, non-public information, all employees are prohibited from buying or selling securities of WDDD during certain “Blackout Periods”. These Blackout Periods for all employees extend from:

•	February 15 until 2 business days following the release of the Company’s earnings and related financial information for the previous year;
•	April 15 until 2 business days following the release of the earnings and related financial information for the 1st Quarter;
•	July 15 until 2 business days following the release of the earnings and related financial information for the 2nd Quarter; and
•	October 15 until 2 business days following the release of the earnings and related financial information for the 3rd Quarter.

As a courtesy, the Company’s Chief Financial Officer or General Counsel may remind employees of the occurrence of the Blackout Period, but the Blackout Period prohibitions shall govern even in the absence of any such reminder.

In addition, even outside of any Blackout Period, employees may not buy or sell securities of WDDD (or any other company) while the employee has material, non-public information about WDDD (or such other company). Employees also should NEVER give or share material, non-public information about WDDD to anyone outside of the scope of their WDDD work duties.

Executive Officers and members of the Company’s Board of Directors and their family members are prohibited from buying or selling market options or other exchange-traded derivative securities related to the Company and from engaging in short sales of securities of the Company.

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